

Mail Stop 4561

July 20, 2016

Thomas Carson
Chief Executive Officer
Rovi Corporation
Two Circle Star Way
San Carlos, CA 90470

> **Re:** **Rovi Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Forms 8-K filed February 11, 2016 and April 29, 2016**
> **File No. 000-53413**

Dear Mr. Carson:

We have reviewed your letter dated July 8, 2016 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 1, 2016.

Form 10-K for Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Years Ended December 31, 2015 and 2014

Income Tax Expense, page 39

1.   Please refer to our prior comment 1. We note that quantification of the material items comprising income tax expense is helpful disclosure. However, please tell us your consideration to include a discussion of the underlying factors that caused changes in such amounts from the prior period so a reader may understand trends in these amounts.

For example, in your correspondence filed with the Commission on September 19, 2014, you state that foreign withholding taxes are due mainly to third party royalties on patents paid to foreign subsidiaries. However, your disclosure on page 40 indicates that these revenues overall did not change materially so it's unclear from the disclosure why your withholding taxes decreased during 2015. In this regard, explain how third party royalty payments impacted your foreign withholding taxes for each period presented and describe any other factors that contributed to the change in such taxes. Refer to Section D of SEC Release No. 33-6835.

Form 8-K filed February 11, 2016 and April 29, 2016

Exhibit 99.1

Reconciliation of GAAP to Non-GAAP Financial Information

2.   We note your response to prior comment 6. However, it is unclear why your valuation allowance or net operating loss carryforwards would be relevant when determining your non-GAAP income tax as you appear to be generating ongoing non-GAAP net income. Please provide additional information as to why you believe the use of a cash tax rate is appropriate for revise to ensure your non-GAAP effective tax rate is commensurate with your non-GAAP measure of profitability.

You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeffrey Kauten, Staff Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services

cc: Craig Menden, Esq.
        Cooley LLP